
UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR - 6 2006

WASH. D.C. 199 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE
8- 46500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05   AND ENDING 12/31/05

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vision Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

20 Broadhollow Road 3rd Floor

(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stewart Kalter   631-547-7380

                                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miceli & Koenig, CPAs, P.C.

(Name - if *individual, state last, first, middle name*)

485 Underhill Blvd., Ste. 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

PROCESSED

JUN 14 2006 *E*

THOMSON
FINANCIAL

    X   Certified Public Accountant

    ☒   Public Accountant

    ☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Stewart Kalter_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Vision Securities, Inc _____ , as
of ___December 31_____ 20 _06___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

PRUDENCE D'AURIA
NOTARY PUBLIC, State of New Yo
No. 01D 4860152
Qualified in Suffolk County
Commission Expires June 30,

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VISION SECURITIES, INC.

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Shareholder and Board of Directors
Vision Securities, Inc.
Melville, New York

We have audited the accompanying statement of financial condition of Vision Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Vision Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 1, 2006

-1-

VISION SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

ASSETS:

Cash	$145,526
Receivables from brokers, dealers and clearance account	155,794
Receivables from private placement	55,575
Property and equipment, at cost,less accumulated depreciation of $1,177	7,057
Other assets	7,083
Total Assets	**$371,035**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	194,902
Total Liabilities	194,902

STOCKHOLDER'S EQUITY:

Common stock - no par value; 200 shares authorized; 5 shares issued and outstanding	4,500
Additional paid-in capital	988,860
Retained deficit	(817,227)
Total Stockholder's Equity	176,133
Total Liabilities and Stockholder's Equity	**$371,035**

-2-

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:
Commissions	$1,608,472
Interest	1,357
Other income	3204
	1,613,033

OPERATING EXPENSES:
Salaries, commissions and related expenses	1,309,017
Professional fees	217,329
Clearance and exchange fees	189,821
Other operating expenses	84,829
Regulatory fees	64,530
Occupancy	53,098
Travel and entertainment	46,376
Communications and data processing	25,473
Office expenses	11,146
	2,001,619

NET LOSS   **($388,586)**

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Total	Common Stock	Additional Paid-in Capital	Retained Deficit
Balance January 1, 2005	$279,919	$4,500	$704,060	($428,641)
Capital contribution	284,800	-0-	284,800	-0-
Net loss	(388,586)	-0-	-0-	(388,586)
Balance December 31, 2005	$176,133	$4,500	$988,860	($817,227)

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	($388,586)
Adjustments to reconcile net income to net cash provided	
by operating activities:	
Depreciation	958
Decrease in receivables from brokers and dealers	62,356
Decrease in receivables from private placement	129,925
Increase in other assets	(48)
Decrease in accounts payable, accrued expenses and other liabilities	(14,060)
NET CASH USED IN OPERATING ACTIVITIES	(209,455)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payments for property and equipment	(6,661)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Additional paid-in capital	284,800
NET INCREASE IN CASH	68,684
CASH, BEGINNING OF YEAR	76,842
CASH, END OF YEAR	**$145,526**

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT

1 - ORGANIZATION AND BASIS OF PRESENTATION

Vision Securities, Inc. (the "Company") was incorporated in the State of New York in 1993. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"), and the Securities Investor Protection Corporation ("SIPC"). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company currently operates out of two locations: Melville, New York and Fort Lee, New Jersey. The Company had merged with Lantern Investments in July 1999.

The Company on May 10, 2001, entered into a branch office agreement with GCG Holdings, Inc. ("GCG").

On February 1, 2002, the issued and outstanding shares of common stock of the Company were sold by Lantern Investments, Inc. to GCG.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Property and Equipment (cont'd).

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Securities Transactions

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

Concentration of Credit Risk

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation and the SIPC up to $100,000. The Company deposit balances may at times exceed federal insured limits. At December 31, 2005, the Company did have cash or cash equivalent balances at risk. The Company has not experienced any losses on such accounts.

Income Taxes

Income tax expense is computed on the pretax income for federal and state tax purposes based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Advertising Expense

All costs of advertising are expensed as incurred.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

3 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing broker as reflected on the statement of financial condition as of December 31, 2005:

Commissions receivable	$ 109,794
Good faith deposits	46,000
	$ 155,794

4 - RECEIVABLE FROM PRIVATE PLACEMENT AND COMMISSION PAYABLE TO BROKER FROM PRIVATE PLACEMENT

During the year, the Company helped to raise funds for a private placement for which it received a commission.

At December 31, 2005, the Company was due commissions amounting to $55,575.

VISION SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT

5 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had regulatory net capital of $106,418 which was $101,418 in excess of its minimum regulatory net capital requirement of $5,000. The company's net capital ratio was 1.83 to 1.

6 - COMMITMENTS AND CONTINGENCIES

Concentrations of Credit Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts it business.

As of December 31, 2005, there were no significant customer accounts having unsecured debit balances that presented any risk.

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets is represented by a receivable from the Clearing Broker.

Operating Lease

At December 31, 2005, the Company has two month-to-month agreements for its office space. Annual rent amounted to $48,280 for the year ended December 31, 2005.

Settlement - Lawsuit

On September 13, the Company entered into a settlement in a lawsuit in which it and its brokers were named as defendants for alleged violation of Federal and State securities laws. The settlement was for $52,000 which the Company paid $10,000 up front and is required to pay the balance off over the next 14 months at $3,000 a month. At December 31, 2005, the Company had $33,000 due on the settlement.

7 - PROVISION FOR INCOME TAXES

There was no provision for income taxes at December 31, 2005, since the Company has available net operating loss carryforwards. The Company's policy was not to book deferred income tax benefits since it was not known if they would be utilized. As a conservative approach, the Company offsets any potential deferred tax benefit with a 100% valuation allowance.

VISION SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$176,133
Less: Non allowable assets		
Receivable from private placement	55,575	
Property and equipment	7,057	
Other assets	7,083	
		69,715
Net capital		**$106,418**

CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED

Minimum net capital required 6-2/3% of $194,902 pursuant to Rule 15C3-1	$12,993
Minimum dollar net capital requirement of reporting broker/dealer	5,000
Minimum net capital requirements of broker/dealer	12,993
EXCESS NET CAPITAL	**$93,425**
EXCESS NET CAPITAL AT 1,000 %	$86,928
AGGREGATE INDEBTEDNESS	**$194,902**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.83

The accompanying notes are an integral part of these financial statements.

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

VISION SECURITIES, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

	Audit	Focus Report Unaudited	Difference
CURRENT ASSETS:			
Cash	$ 145,526	$ 145,526	$ -0-
Receivables from brokers, dealers and clearance account	155,794	155,794	-0-
Receivables from private placement	55,575	59,115	(a) (3,540)
Property and equipment, at cost, less accumulated depreciation of $1,177	7,057	1,354	(b) 5,703
Other assets	7,083	-0-	(c) 7,083
Total Assets	**$ 371,035**	**$ 361,789**	

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES			
Accounts payable, accrued expenses and other liabilities	$ 194,902	$ 109,470	(d)$ 85,432
STOCKHOLDER'S EQUITY			
Common stock - no par value; 200 shares authorized; 5 shares issued and outstanding	4,500	4,500	-0-
Additional paid-in capital	988,860	988,860	-0-
Retained deficit	(817,227)	(741,041)	(e)$ (76,186)
Total Stockholder's Equity	176,133	252,319	
Total Liabilities and Stockholder's Equity	**$ 371,035**	**$ 361,789**	

(a) Adjustment for correction of receivable from private placement.

(b) Adjustment for depreciation on equipment of $958 and misclassification of office expense of $6,661 to equipment.

(c) Adjustment for misclassification of security deposit of $7,083 as rent.

(d) Adjustment for various accruals not recorded by broker on focus report.

(e) Summary of difference listed above.

Net capital as reported on the Focus Report, Part IIA $ 191,850

Adjustments   85,432

Net capital as adjusted and as reported per audited
financial statements $ 106,418

The difference between the auditors' net capital and the net capital reported by the broker is primarily a revision of estimates that were used to file the original Form X-17a-5(a) due to required filing deadlines. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Vision Securities, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

MICELI & KOENIG CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

TEL: (516) 921-6480
FAX: (516) 921-6482
EMAIL: MKCPAS@AOL.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Vision Securities, Inc.
Melville, New York

In planning and performing our audit of the financial statements and supplemental schedules of Vision Securities, Inc. ("The Company") for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of compliance, with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15(c)3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the reductions of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

MICELI & KOENIG, CPAs, P.C.

Syosset, New York
February 1, 2006